SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Upstream Worldwide, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

916787 104
 (CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916787 104	13G	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Republic Metals Corporation Jason Rubin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 377,310 (1)
	6	SHARED VOTING POWER 10,000,000 (2)
	7	SOLE DISPOSITIVE POWER 377,310 (1)
	8	SHARED DISPOSITIVE POWER 10,000,000 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,377,310
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (3)
12		TYPE OF REPORTING PERSON* IN - Individual

(1)	Represents vested options or options vesting within 60 days of December 31, 2010.
(2)	Represents shares of common stock owned by Republic Metals Corporation in which Mr. Rubin shares control with his father.
(3)	Based on 210,165,563 shares outstanding as of December 31, 2010.

CUSIP No. 916787 104	13G	Page 3 of 4 Pages

Item 1.

(a)           Name of Issuer: Upstream Worldwide, Inc.
(b)           Address of Issuer’s Principal Executive Offices: 200 E. Broward Blvd., Suite 1200, Ft. Lauderdale, FL 33301

Item 2.

(a)	Name of Person Filing: (1) Republic Metals Corporation (2) Jason Rubin
(b)	Address of Principal Business Office or, if none, Residence: 12900 NW 38th Avenue, Miami, Florida 33054
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 916787 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [✓].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 916787 104	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

/s/ Jason Rubin
Signature

Jason Rubin, Individually and Vice President of Republic Metals Corporation
Name